Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

	December 31,							August 14, 2004 to December 31,	January 1, 2004 to August 13,
(dollars in millions)	2008		2007		2006	2005		2004	2004
Earnings
Income (loss) before provision for income taxes	$269,243		$17,400		$(3,497)	$8,494		$(4,481)	$24,262
Plus: fixed charges (1)	30,669		33,158		38,831	36,292		11,689	3,879

	$299,912		$50,558		$35,334	$44,786		$7,208	$28,141

Fixed Charges:
Gross interest expense	28,931		31,679		37,319	34,517		11,224	3,098
Estimate of the interest within operating leases	1,738		1,479		1,512	1,775		465	781

	$30,669		$33,158		$38,831	$36,292		$11,689	$3,879

Ratio of earnings to fixed charges	9.8	x	1.5	x	*	1.2	x	*	7.3	x

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of interest expense and one-third of operating rental expenses which management believes is representative of the interest component of rent expense.
*	Due to the losses for 2006 and the period August 14, 2004 through December 31, 2004 the coverage ratio was less than 1:1. Innophos must generate additional earnings of $3,497 for 2006 and $4,481 for the period August 14, 2004 through December 31, 2004 respectively, to achieve a ratio of 1:1 for those periods.

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